



06019247

Tuesday 5 December 2006

THIRD QUARTER TRADING STATEMENT

TESCO MAINTAINS STRONG GROWTH

The Group maintained strong growth during the third quarter, driven by all four parts of our strategy. The core UK business delivered another strong performance; in non-food, sales and market share again increased in a subdued market; our international operations made further good progress and our retailing services businesses continued to attract new customers.

Strong deflation in petrol prices reduced the headline sales growth rate. Group sales, excluding petrol, increased by 10.3% in the 13 weeks to 25 November 2006, and by 9.6% including petrol.

Excluding petrol, UK like-for-like growth in the quarter was 5.6% and total sales growth was 8.5%. Including petrol, UK sales grew by 7.4%, with like-for-like growth of 4.4% and 3.0% from net new stores. Deflation overall was 0.1% but excluding petrol, our stores saw inflation of 0.8%, driven by higher energy costs and increases in market prices for produce and meat. We expect these inflationary pressures to subside in the months ahead.

This year's programme of new UK space is on track, with almost a third of the total footage opening in the fourth quarter. We opened seven new stores last week, including our flagship environment store in Wick, which is expected to have a 50% smaller carbon footprint than comparable stores.

Non-food sales continued to see double-digit growth in the period and the successful launch of Tesco Direct strengthened an already good performance in tesco.com.

International sales in the third quarter increased by 17.9% at constant exchange rates, a similar rate of growth to the first half, and by 17.5% at actual rates. We plan to open over 300 stores with a total of more than 4.5 million square feet of sales area in International during the second half this year, representing our largest ever opening programme overseas.

Our next trading update will be on 16 January 2007 and will cover the Christmas and New Year period.

Contacts:

Investor Relations:	Steve Webb	01992 644 800
Press:	Jonathan Church	01992 644 645
	Angus Maitland	020 7379 5151



News release...

Wednesday 6 December 2006

TESCO ACQUIRES MAKRO IN MALAYSIA

Tesco has today announced the acquisition of the Makro business in Malaysia. The deal, which is subject to regulatory approval, will see the eight Makro Cash & Carry stores and operations transferred to Tesco for an undisclosed sum.

This strategic move will help the company to strengthen its business in Malaysia and move close to becoming market leader. The eight stores purchased in the transaction are in prime sites and total over 800,000 square feet of sales area, providing Tesco with the opportunity to almost double its space in the country.

Contacts:

Investor Relations:	Chris Griffith / Nicola Chambers	01992 644 800
Press:	Greg Sage	01992 644 887

Regulatory Announcement

RECEIVED
2006 DEC 14 P 1:06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:00 05-Dec-06
Number	2620N

RNS Number:2620N
Tesco PLC
05 December 2006

5 December 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 4 December 2006 that FMR Corporation and Fidelity International Limited through various legal entities, had an interest in 479,489,196 Ordinary Shares of 5p each of the Company. This represents 6.02% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

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Regulatory Announcement

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Company	**Tesco PLC**
TIDM	**TSCO**
Headline	**Transaction in Own Shares**
Released	**18:00 01-Dec-06**
Number	**1344N**

RNS Number:1344N
Tesco PLC
01 December 2006

1 December 2006
Tesco PLC (TSCO.L)

TRANSACTION IN OWN SHARES

Tesco PLC announces that on 1 December 2006 it purchased from Deutsche Bank AG London Branch 2,500,000 ordinary shares at an average price of 396.488 pence per share.

This purchase was effected pursuant to the irrevocable and non-discretionary instruction given prior to and as announced by Tesco Plc on Friday 24 November 2006. The purchased shares will be cancelled.

Contact: J. Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

This information is provided by RNS
The company news service from the London Stock Exchange

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